Exhibit 11

Schedule II Valuation and qualifying accounts

Total group
Bad debt allowance
T€
January 1, 2005	246
Additions	173
Write offs	(90)
Releases	(7)

December 31, 2005	322
Additons	65
Write offs	(7)
Reclassification of assets held for sale	(257)

December 31, 2006	123
Additions	55
Reclassification of assets held for sale	(123)

December 31, 2007	55